1(212) 318-6053

keithpisani@paulhastings.com

September 28, 2012	78850.00003

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention:	Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

Re:	Wynn Resorts, Limited
Soliciting Material filed under Rule 14a-12 by Kazuo Okada et al.
Filed on September 17, 2012
File No. 0-50028

Dear Ms. Kim:

On behalf of Kazuo Okada, Universal Entertainment Corporation and Aruze USA, Inc. (collectively, the “Universal Group”), we hereby submit the Universal Group’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated September 19, 2012 with respect to the above-referenced soliciting material filed under Rule 14a-12 (the “Soliciting Material”).

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Universal Group.

Soliciting Material filed under Rule14a-12

1.	We note that you state that Aruze currently owns 19.6% of the outstanding shares. Please revise to provide support for this statement given that Wynn Resorts redeemed and cancelled 24,549,222 shares held by Aruze on February 18, 2012. Please also disclose the number of shares owned by the participants if the redemption is determined to be valid.

Response

The Universal Group respectfully notes that the Soliciting Material clearly discloses the purported redemption and states that “Aruze USA has challenged the Board’s actions in court and believes the Company’s purported redemption is contrary to law and will be determined void ab initio pursuant to the pending litigation.” It is the Universal Group’s belief that the purported redemption is invalid and that the Universal Group remains the rightful owner of all 24,549,222 shares of common stock, $.01 par value (“Common Stock”), of Wynn Resorts, Limited (“Wynn Resorts”) purported to have been redeemed. If the redemption is determined to be valid, the Universal Group and the other participants in the solicitation would not own any shares of Common Stock.

September 28, 2012

The Universal Group respectfully submits that the disclosure described above is clear, and that investors understand that, if the purported redemption is ultimately determined to be valid, the Universal Group would not own any shares of Common Stock. However, in future soliciting materials, the Universal Group will expressly state that, if the redemption is determined to be valid, the Universal Group would not own any shares of Common Stock and would terminate its solicitation.

2.	We note the following statements:

•

“We further believe that this loss of confidence has resulted from a history of poor corporate governance and questionable actions under the direction of Stephen Wynn…much of it driven by Mr. Wynn’s personal financial and control goals;”

•	“There, at Mr.Wynn’s urging, the Board voted to forcibly take Aruze’s stock in exchange for a ten-year note at a 30% discount to the then-current stock market price;”

•	“In one fell swoop Mr. Wynn and his Board thus acted to quell dissent and consolidate power at Wynn Resorts by disenfranchising the Company’s largest stockholder;” and

•

“[W]e believe that the purportedly independent report was a mere pretext for the Board’s actions to oust a dissenting Board member and entrench and enrich Mr. Wynn, the Board and the management of Wynn Resorts.”

Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Response

With respect to the first bullet, the Universal Group respectfully advises the Staff that the Soliciting Material lists several instances of public criticism of Wynn Resorts’ corporate governance and of Mr. Wynn in particular by well-respected shareholder advisory firms and other sources and further advises the Staff that it believes such criticism has contributed to a loss of investor confidence, as evidenced by the recent decline in the value of Common Stock from a closing price of $158.31 on the Nasdaq Global Select Market (the “Nasdaq”) on September 19, 2011 (the trading day closest to, but not more than, one year prior to issuance of the Soliciting Material) to a closing price of $113.02 on the Nasdaq on September 14, 2012 (the most recent trading day prior to issuance of the Soliciting Material).

With respect to the second bullet, the Universal Group respectfully advises the Staff that it has several factual bases for this statement, including, Mr. Okada’s personal knowledge of the functioning of the board of directors of Wynn Resorts and the fact that Mr. Wynn chaired the meeting of the board of directors at which the purported redemption took place and that the purported redemption took place without Mr. Okada’s consent.

September 28, 2012

With respect to the third bullet, the Universal Group respectfully notes that the Soliciting Material discloses the fact that Mr. Okada was the sole dissenting vote in opposition to Wynn Resorts’ approval of a $135 million donation by a subsidiary of Wynn Resorts to the University of Macau Development Foundation at a time when that subsidiary was seeking local government approval to develop a casino and that Wynn Resorts has not cooperated with Mr. Okada’s attempts as a director of Wynn Resorts to further investigate that donation. We further note that, if the purported redemption of the 24,549,222 shares of Common Stock beneficially owned by the Universal Group and held of record by Aruze USA, Inc. (the “Aruze Shares”) were determined to be valid, the actions of Mr. Wynn and the board of directors of Wynn Resorts would clearly have the effect of quelling dissent and consolidating power, as (i) the Universal Group, Wynn Resorts’ largest stockholder, would not be able to voice dissent against Wynn Resorts and its board of directors as a stockholder and (ii) the value and voting power of the Common Stock held by Mr. Wynn and the Wynn Resorts board of directors would effectively be increased due to decrease in the number of shares of Common Stock outstanding and the elimination of the Universal Group as a beneficial owner of the Aruze Shares at a 30% discount to the market value of the Aruze Shares. Please also see the discussion below regarding the increase in the trading price of Common Stock immediately after the purported redemption.

With respect to the fourth bullet, the Universal Group respectfully notes that:

•

according to the Form 10-K/A filed by Wynn Resorts with the SEC on April 30, 2012 (the “2012 10-K/A”), the relevant section of which is being provided to the Staff supplementally as Exhibit 1 to this letter, as of April 16, 2012, all directors, and executive officers of Wynn Resorts as a group collectively beneficially owned 21.0% of the outstanding Common Stock, and Mr. Wynn himself beneficially owned10.0% of the outstanding Common Stock (in each case assuming the purported redemption is valid);

•

the redemption of the Aruze Shares at a 30% discount to market value had a significant accretive impact on the value of each such person’s shares, as evidenced by the fact that the trading price of Common Stock jumped from a closing price of $112.69 on the Nasdaq on February 17, 2012 (the last trading day prior to the purported redemption) to an opening price of $118.65 on the Nasdaq on February 21, 2012 (the first trading day following the purported redemption);

•

the Soliciting Material discusses the fact that one member of the board of directors of Wynn Resorts has admitted in a court filing (the relevant excerpt of which is provided supplementally as Exhibit 2 to this letter) that Wynn Resorts was not in imminent danger of losing any gaming licenses due to the Universal Group remaining a stockholder of Wynn Resorts, and that she did not understand the redemption to be based on such danger (we note that, in a court filing on September 20, 2012, subsequent to the publication of the Soliciting Material, such board member revised and clarified the statement identified in Exhibit 2; however, we do not believe the revision and clarification affects our characterization of the statement); and

•

the Nevada statute that governs suitability requirements for stockholders of gaming companies (Nev. Rev. Stat. § 463.643, a copy of which is provided supplementally as Exhibit 3 to this letter) applies equally to debtholders of gaming companies, and therefore the act of replacing the Universal Group’s Common Stock with a promissory note from Wynn Resorts could not reasonably have been intended to ameliorate any purported risk to Wynn Resorts resulting from the Universal Group’s affiliation with Wynn Resorts.

As discussed in detail above, in accordance with Note c. to Rule 14a-9, the Universal Group reasonably believes it has more than adequate factual foundation for each of the statements referenced by the Staff.

September 28, 2012

However, the Universal Group notes the Staff’s comments and will endeavor to more clearly disclose its reasonable factual bases for any statements that may directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct in future solicitations.

3.	We note the following statements about the company’s financial or operating performance:

•	“In the last year, the value of Wynn Resorts Common Stock has plummeted by almost 30%;”

•	“Wynn Resorts has a long history of governance issues. We give them a ‘D’ rating when it comes to corporate governance;”

•

“For instance, both Steve Wynn and his ex-wife, a company director, lease apartments at Wynn Resorts….Furthermore, the report found that if Wynn were to be dismissed, he would be entitled to a severance package worth quadruple his current annual rate of compensation—substantially higher than in most of the 1,775 biggest U.S. companies;”

•	“[D]espite its status as a public corporation, Mirage increasingly operated as Mr. Wynn’s private domain;” and

•	“ISS noted the low level of independent directors on the Board stating, ‘investors generally prefer that independent directors be a substantial majority of the company’s board.’”

Please further describe your view of the Issuer’s financial and operating performance. Where you discuss declines in stock price over a period of time, please revise to include the actual stock prices to which you are referring. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company’s financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information upon which you rely.

Response

With respect to the first bullet of the Staff’s comment, the Universal Group notes that the closing price of Common Stock on the Nasdaq on September 14, 2012 (the most recent trading day prior to issuance of the Soliciting Material), was $113.02, which represented (x) a 29.94% decrease from its 52-week high of $161.33 on the Nasdaq on September 20, 2011, and (y) a 28.61% decrease from its closing price of $158.31 on the Nasdaq on September 19, 2011 (the trading day closest to, but not more than, one year prior to issuance of the Soliciting Material).

September 28, 2012

The Universal Group further advises the Staff that, if the Universal Group discusses declines in stock price over a period of time in future solicitations, it will include in the solicitation the actual stock prices to which it is referring (similar to the information provided above).

With respect to the second, third, fourth and fifth bullets, the Universal Group respectfully advises the Staff that copies of the quoted materials, marked to identify the specific materials upon which the Universal Group relies, are being provided to the Staff supplementally as Exhibits 4, 5, 6 and 7, respectively, to this letter.

With respect to the third bullet, the Universal Group further respectfully advises the Staff that the 2012 10-K/A discloses that (i) Mr. Wynn leases an apartment, and until March 31, 2011, his ex-wife leased an apartment, at Wynn Resorts and (ii) upon termination of Mr. Wynn’s employment without cause, Mr. Wynn would be entitled to a “separation payment” worth quadruple his annual rate of compensation. We are supplementally providing the relevant excerpts from the 2012 10-K/A as Exhibits 8 and 9 to this letter, marked to identify the additional information on which we rely to support the statements in the third bullet.

The Universal Group respectfully advises the Staff that its future filings will disclose its support for any statements relating to the Wynn Resorts’ financial and market performance.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

•	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The Universal Group respectfully notes that the statement requested by the Staff from the Universal Group is being provided to the Staff with this letter.

September 28, 2012

* * * * *

Please contact the undersigned at (212) 318-6053 or William Aaronson of Davis Polk & Wardwell LLP at (212) 450-4397 should you require further information or have any questions.

Sincerely,

/s/ Keith Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

cc:	Barry Brooks, Esq., Paul Hastings LLP
William Aaronson, Esq., Davis Polk & Wardwell LLP
Lee Hochbaum, Esq., Davis Polk & Wardwell LLP

Enclosure:             Statement of the Universal Group

September 28, 2012

EXHIBIT INDEX

Description of Exhibit	Exhibit Number
Beneficial Ownership Table from 2012 10-K/A	1
Excerpt from Answer of Elaine P. Wynn to Aruze and Universal’s First Amended Counterclaim; Counterclaim and Crossclaim of Elaine P. Wynn	2
Nev. Rev. Stat. § 463.643	3
Governance Metrics International (GMI) Ratings Alert, March 12, 2012	4
National Association of Corporate Directors Report, March 16, 2012	5
“Tapped Out: MGM’s Mirage Deal May Close a Chapter In Gambling Business — Steve Wynn Was One of Last Flamboyant Characters Still in Industry’s Game — Kerkorian Hits the Jackpot”, The Wall Street Journal, March 7, 2000	6
Excerpts from ISS Report, Dated April 27, 2011	7
Related Party Disclosure from Item 13 of the 2012 10-K/A	8
Excerpts from Compensation Disclosure from Item 11 of the 2012 10-K/A	9

Aruze USA, Inc.

745 Grier Drive, Las Vegas, Nevada 89119

September 27, 2012

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention:	Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

Dear Ms. Kim:

Each of Kazuo Okada, Universal Entertainment Corporation and Aruze USA, Inc. (collectively, the “Universal Group”) acknowledges that:

•	such person is responsible for the adequacy and accuracy of the disclosure in the Soliciting Material filed under Rule 14a-12 by the Universal Group on September 17, 2012 (the “Filing”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	such person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

/s/ Kazuo Okada
Kazuo Okada

Universal Entertainment Corporation

/s/ Kazuo Okada
By:	Kazuo Okada,
Chairman and Director

ARUZE USA, Inc.

/s/ Kazuo Okada
By:	Kazuo Okada,
President